[Translation]

                                                                   June 23, 2006
To Whom It May Concern:

                                 Company Name:
                                      TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                      Katsuaki Watanabe, President
                                 (Code Number: 7203
                                      Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                      Hiroshi Nishida
                                      General Manager, Financial Reporting Dept.
                                      Accounting Division
                                      Telephone Number: 0565-28-2121


              Notice Concerning Changes in Representative Directors

Toyota Motor Corporation ("TMC") hereby announces changes in representative directors, resolved at the meeting of the Board of Directors of TMC held on June 23, 2006, as described below.

Changes of titles of representative directors (2 people)
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      Name                     New Title                      Former Title
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Fujio Cho            Chairman,                           Vice Chairman,
                     Representative Director             Representative Director
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Hiroshi Okuda        Senior Adviser,                     Chairman,
                     Member of the Board                 Representative Director
--------------------------------------------------------------------------------